April 6, 2011
Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	National Fuel Gas Company Form 10-K for Fiscal Year Ended September 30, 2010 Filed November 24, 2010 File No. 1-3880
Dear Mr. Thompson:
     We have reviewed the Securities and Exchange Commission (Commission) staff letter of comment dated March 21, 2011 concerning the above-mentioned filing. Below are our responses to each of your comments. Please note that National Fuel Gas Company (the Company) is a holding company, and substantially all operating activities are carried out by wholly-owned and lower-tiered subsidiaries. Those subsidiaries may also be included in reporting segments. For convenience, however, our response may refer simply to the Company, since the Company is the reporting entity. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	We note your statement, “Undeveloped reserves in the Marcellus Shale increased from 11 Bcf at September 30, 2009 to 110 Bcf at September 30, 2010...The increase in undeveloped reserves in the Marcellus Shale is partially attributable to the change in SEC regulations allowing the recognition of PUD reserves more than one direct offset location away from existing production with reasonable certainty using reliable technology.” Please explain to us in reasonable detail how you applied reliable technologies to establish reasonable certainty of economic recovery for your disclosed PUD reserves in the Marcellus Shale. Illustrate your procedures with a typical Marcellus field base map that, as a minimum, includes PUD locations, their associated reserves and performance of the pertinent analogy/control wells.
Company response: As of September 30, 2010, the Company’s Marcellus Proved Undeveloped (PUD) reserves included reserves from forty-seven well locations. Twenty-nine of these locations were direct offsets to proved developed wells and the remaining eighteen of these locations were more than one direct offset away from a proved developed well. Reserves for these eighteen wells accounted for 35% of the Company’s Marcellus PUD reserves and less than 6% of its total year-end 2010 proved reserves.
The Company’s Covington Prospect Area, located in Tioga County, Pennsylvania had the greatest number of Marcellus PUD locations. Twenty-seven of the year-end 2010 Marcellus PUD locations (57%) were located in the Covington Prospect Area. Of these twenty-seven locations, eighteen were direct offsets to proved developed wells and nine were more than one direct offset away. The remaining twenty PUD locations were located in seven other Marcellus prospect areas.

A Covington Prospect Area field base map, which is being supplementally provided to the staff under separate cover pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, shows the proved developed and proved undeveloped wells to illustrate the Company’s procedures. As of September 30, 2010, there were ten proved producing wells, five proved non-producing wells and twenty-seven proved undeveloped wells in the Covington Prospect Area. The well locations, associated proved gross ultimate reserves and performance of these wells are included on the field base map as are the locations of four offset operator wells and performance data on these wells obtained from the State of Pennsylvania.
The reliable technologies that were utilized in estimating the Covington Prospect Area PUD reserves (as well as all of the Company’s Marcellus PUD reserves) included wire line open-hole log data, performance data, log cross sections, core data, and analogy. Geologic data included data from the Company’s wells, published documents, and state data-sites and were used to confirm continuity of the formation. Analog data utilized production performance from both the Company’s and competitor’s wells.
We analyzed the producing wells using decline curve analysis in conjunction with well data and geologic data used to estimate volumetric reserves. Proved, proved plus probable, and proved plus probable plus possible reserve estimates were prepared for each well. Using the results of the proved decline curve analysis, we checked the estimated recovery factor derived from our gas-in-place estimates (based on well and geologic data). Using the producing wells as the basis for the recovery factor and drainage area for the PUDs, we estimated the reserves for each PUD normalized for planned lateral length. For direct offset PUD locations the reserves were based on this method. For PUD locations more than one direct offset away, we reduced the PUD reserves by well based on distance from a proved developed well.
As of the date of this letter, twelve of the year-end 2010 Covington PUD wells have been drilled and are currently producing; seven of the year-end 2010 Covington PUD wells have been drilled and are waiting on completion; three of the year-end 2010 Covington PUD wells are currently being drilled; and the remaining five year-end 2010 Covington PUD wells are scheduled to be drilled by May 2011. All of the year-end 2010 Covington PUD wells are currently expected to be drilled and completed by July 2011.
2.	Items 1202(a)(7) and (8) of Regulation S-K specify the content of third party reports. Please ensure your future third party reports include:
•	the professional qualifications of the technical person responsible for the report;

•	the date on which the report was completed, i.e. the date on which all substantive work has been accomplished;

•	and the benchmark product prices from which the average adjusted prices are derived.
Company response: The Company has discussed each of these items with its third party auditor and will ensure that future reports include the requested information.

     If you have any questions on any of our responses, please direct them to me at (716) 857-7344 or by e- mail at camiolok@natfuel.com.

Sincerely, NATIONAL FUEL GAS COMPANY
By:	/s/ K. M. Camiolo
K.M. Camiolo
Controller and Principal Accounting Officer